UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒            Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐            No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐            No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF N.° 60.643.228/0001-21

NIRE 35.300.022.807

MINUTES OF THE BOARD OF OFFICERS’ MEETING

Date, time and place: Held on September 12, 2013, at 8:00 a.m. at the Company’s headquarters, located at Alameda Santos, no. 1357, 6th floor, in the City and State of São Paulo.

Presence: Regularly called, all members of the Company’s Board of Officers attended this meeting: Marcelo Strufaldi Castelli, Aires Galhardo, Guilherme Perboyre Cavalcanti, Henry Philippe Van Keer, Luiz Fernando Torres Pinto and Paulo Ricardo Pereira da Silveira.

Presiding Board: The appointed chairman for this meeting was Mr. Aires Galhardo — Officer of the Company, and Ana Paula de Andrade Pagano acting as Secretary.

Agenda: Discussion of the merger of NORMUS EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. (“NORMUS”) into the Company, as well as the terms and conditions of the merger in accordance with the Protocol and Justification of the Merger of NORMUS by the Company, to be executed today and to be submitted to the Company’s Board of Directors and Shareholders’ Meeting; and the analysis and discussion of the Appraisal Report of NORMUS’ Net Worth prepared by a specialized company hired by the Company’s management.

Resolutions: The meeting having been started, it has been clarified that the merger of NORMUS by the Company shall result into the simplification of the Company’s corporate structure, resulting in financial and operational costs reduction, and also benefits to the shareholders. Therefore, the Board of Officers decided to execute the Protocol and Justification of the merger of NORMUS into the Company, in accordance with the terms and conditions of the referred document, which integrates these minutes and that will be submitted to the Company’s Board of Directors and Shareholders’ Meeting with the Opinion of the Fiscal Council. Additionally, the Company’s management hired, ad referendum the Shareholders’ Meeting, the PricewaterhouseCoopers Auditores Independentes (“PwC”), established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca, to appraise NORMUS’s net worth, based on the balance sheet issued on August 31, 2013 that mentions NORMUS’s net worth as book value of R$ 1.349.762.114,82 (one billion, three hundred and forty-nine million, seven hundred and sixty-two thousand, one hundred and fourteen reais and eighty-two cents), all in accordance with the respective Appraisal Report, which also integrates these minutes.

Closing: There being nothing else to address, and considering the unanimous approval of the matters submitted to Board of Officers, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by the Board of Officers’ members.  Presence: Aires Galhardo — Chairman and Officer; Marcelo Strufaldi Castelli, Guilherme Perboyre Cavalcanti, Henry Philippe Van Keer, Luiz Fernando Torres Pinto and Paulo Ricardo Pereira da Silveira, and also Ana Paula de Andrade Pagano — Secretary.

I certify that this is a true and complete copy of the original minutes currently filed at the headquarters of the Company.

São Paulo, September 12, 2013

Marcelo Strufaldi Castelli

Chairman

Ana Paula de Andrade Pagano

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO